"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

SEC Mail Processing Section
AUG 20 2009
Washington, DC
110

Financial calendar 2010

4 quarter 2009 - 11 February 2010
1 quarter 2010 - 5 May 2010
2 quarter 2010 - 21 July 2010
3 quarter 2010 - 28 October 2010

Annual General Meeting 22 April 2010

All dates subject to change.

SUPPL

Orkla ASA
Oslo, 13 August 2009

09046824

Contact:
Siv Merethe S. Brekke
VP Investor Relations, Tel.: +47 2254 4455

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